QuickLinks -- Click here to rapidly navigate through this document

Exhibit (a)(5)(B)

FOR IMMEDIATE RELEASE

Yahoo! Announces Completion of Cash Tender Offer for
LAUNCH Media, Inc.

    SUNNYVALE, Calif.—August 9, 2001—Yahoo! Inc. (Nasdaq: YHOO), a leading global Internet communications, commerce and media company, announced today the successful completion of its tender offer for all of the outstanding shares of common stock of LAUNCH Media, Inc. (Nasdaq: LAUN) at a price of $0.92 per share in cash. The offer expired at midnight New York City time on August 8, 2001. Based on information provided by U.S. Stock Transfer Corporation, the depositary for the tender offer, approximately 12,543,266 shares of LAUNCH Media common stock had been tendered (including 2,246,238 shares tendered pursuant to procedures for guaranteed delivery) out of approximately 13,549,249 shares currently outstanding, or approximately 92.5 percent of all outstanding shares. All validly tendered shares have been accepted for payment and will be paid for as promptly as practicable and, in the case of shares tendered by guaranteed delivery procedures, promptly after timely delivery of the shares and required documentation.

    Yahoo! intends to acquire the remaining shares of LAUNCH Media by means of a merger of a wholly owned subsidiary of Yahoo! with and into LAUNCH Media. In this merger, each remaining share of LAUNCH Media's stock will be converted into the right to receive $0.92 in cash and LAUNCH Media will become a wholly owned subsidiary of Yahoo! Inc.

About LAUNCH Media

    LAUNCH Media, Inc. is a media company dedicated to creating the premier Internet music site, LAUNCH.com, by providing music fans with the broadest array of music and music-related editorial content. LAUNCH.com provides visitors with a wide selection of streaming audio, the Web's largest collection of music videos, exclusive artist features and music news covering all genres of music. LAUNCH is headquartered in Santa Monica, Calif.

About Yahoo!

    Yahoo! Inc. is a leading global Internet communications, commerce and media company that offers a comprehensive branded network of services to more than 200 million individuals each month worldwide. As the first online navigational guide to the Web, www.yahoo.com is the leading guide in terms of traffic, advertising, household and business user reach. Yahoo! is the No. 1 Internet brand globally and reaches the largest audience worldwide. The company also provides online business and enterprise services designed to enhance the productivity and Web presence of Yahoo!'s clients. These services include Corporate Yahoo!, a popular customized enterprise portal solution; audio and video streaming; store hosting and management; and Web site tools and services. The company's global Web network includes 24 World properties. Yahoo! has offices in Europe, Asia, Latin America, Australia, Canada and the United States, and is headquartered in Sunnyvale, Calif.

# # #

Yahoo! and the Yahoo! logo are registered trademarks of Yahoo! Inc.
All other names are trademarks and/or registered trademarks of their respective owners.

Press Contacts:

Shannon Stubo, Yahoo! Inc., (408) 349-5144, sstubo@yahoo-inc.com

QuickLinks

  Exhibit (a)(5)(B)
  FOR IMMEDIATE RELEASE
Yahoo! Announces Completion of Cash Tender Offer for LAUNCH Media, Inc.